UNITHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF FEBRUARY 28, 2003

AND AS AMENDED AND RESTATED AS OF MAY 2, 2006

BETWEEN

FORDING CANADIAN COAL TRUST

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AS RIGHTS AGENT

TABLE OF CONTENTS

Page

UNITHOLDER RIGHTS PLAN AGREEMENT

ARTICLE 1

- INTERPRETATION

2

1.1

Certain Definitions

2

1.2

Currency

15

1.3

Headings

15

1.4

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Units

15

1.5

Acting Jointly or in Concert

16

1.6

Generally Accepted Accounting Principles

16

ARTICLE 2

- THE RIGHTS

16

2.1

Legend on Unit Certificates

16

2.2

Initial Exercise Price; Exercise of Rights; Detachment of Rights

17

2.3

Adjustments to Exercise Price; Number of Rights

20

2.4

Date on Which Exercise Is Effective

25

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates

25

2.6

Registration, Transfer and Exchange

25

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates

26

2.8

Persons Deemed Owners of Rights

27

2.9

Delivery and Cancellation of Certificates

27

2.10

Agreement of Rights Holders

27

2.11

Rights Certificate Holder Not Deemed a Unitholder

28

ARTICLE 3

- ADJUSTMENTS TO THE RIGHTS

29

3.1

Flip-in Event

29

ARTICLE 4

- THE RIGHTS AGENT

30

4.1

General

30

4.2

Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

31

4.3

Duties of Rights Agent

31

4.4

Change of Rights Agent

33

ARTICLE 5

- MISCELLANEOUS

34

TABLE OF CONTENTS

(continued)

Page

5.1

Redemption and Waiver

34

5.2

Expiration

36

5.3

Issuance of New Rights Certificates

36

5.4

Supplements and Amendments

36

5.5

Fractional Rights and Fractional Units

38

5.6

Rights of Action

38

5.7

Regulatory Approvals

38

5.8

Declaration as to Non-Canadian or Non-U.S. Holders

38

5.9

Notices

39

5.10

Costs of Enforcement

40

5.11

Successors

40

5.12

Benefits of this Agreement

40

5.13

Governing Law

40

5.14

Severability

40

5.15

Effective Date

40

5.16

Determinations and Actions by the Trustees

41

5.17

Time of the Essence

41

5.18

Execution in Counterparts

41

5.19

No Personal Liability

41

-ii-

UNITHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT dated as of February 28, 2003 and as amended and restated as of May 2, 2006 between Fording Canadian Coal Trust (the “Trust”), an open-ended trust created under the laws of the Province of Alberta pursuant to a declaration of trust dated February 28, 2003, and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada;

WHEREAS prior to the conversion of Fording Inc. (“Fording”) into the Trust, the shareholders of Fording authorized and approved this Agreement at a shareholders meeting held on February 19, 2003, duly called for that purpose, among other things;

AND WHEREAS the Trustees have determined that it is in the best interests of the unitholders of the Trust to maintain a unitholder rights plan for the Trust to ensure, to the extent possible, that all unitholders of the Trust are treated fairly in connection with any take-over bid for the Trust;

AND WHEREAS in order to implement the adoption of a unitholder rights plan as established by this Agreement, the Trustee:

(a)

authorized the issuance, effective one minute after the Effective Date (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Unit (as hereinafter defined) of the Trust in each case outstanding at the Record Time (as hereinafter defined); and

(b)

authorized the issuance of one Right in respect of each Unit issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Trust pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Trust desires to confirm the appointment of the Rights Agent to act on behalf of the Trust and the holders of Rights and the Rights Agent is willing to so act in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

AND WHEREAS the Trustees and the unitholders of the Trust agree that this Agreement remain in place for the period specified herein, subject to this Agreement being reconfirmed by unitholders of the Trust every three years in the manner set forth herein;

AND WHEREAS the Trustees have concluded that it is appropriate to seek the approval of unitholders to make certain amendments, which amendments shall only become effective as at the date that the unitholders of the Trust reconfirm the Agreement as so amended in the manner provided for in Sections 5.4(b) and 5.15 of this Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1

Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)

“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Units provided, however, that the term “Acquiring Person” shall not include:

(i)

the Trust or any Subsidiary of the Trust;

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Units as a result of one or any combination of (A) a Unit Reduction, (B) Permitted Bid Acquisitions, (C) Exempt Acquisitions or (D) Pro Rata Acquisitions; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Units by reason of one or any combination of the operation of Subclauses (A), (B), (C) or (D) above and such Person thereafter becomes the Beneficial Owner of more than 1% of the number of outstanding Units (other than pursuant to one or more of any combination of Subclauses (A), (B), (C) or (D), as the case may be), then as of the date such Person becomes the Beneficial Owner of such additional Units, such Person shall become an “Acquiring Person”;

(iii)

for a period of 10 days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Units as a result of such Person becoming disqualified from relying on Subclause 1.1(f)(iii)(B) solely because such Person or the Beneficial Owner of such Units is making or has announced a current intention to make a Take- over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid;

(iv)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Units in connection with a distribution of securities of the Trust; or

(v)

a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Units determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own 20% or more of the outstanding Units, or (2) become the Beneficial Owner of any additional Units that increases its Beneficial Ownership of Units by more than 1% of the number of Units outstanding as at the Record Time, other than (i) through an acquisition pursuant to which a Person becomes a Beneficial Owner of additional Units by reason of one or any combination of the operation of Subclauses 1.1(a)(ii)(f)(iii)(A)(ii)(A), (B), (C) or (D) or (ii), in the case of Ontario Teachers’ Pension Plan Board (“OTPP”), through an acquisition of additional Units pursuant to the terms of a Liquidity Agreement, dated January 12, 2003, between OTPP, CONSOL Energy Canada Ltd. and CONSOL of Canada Inc.

(b)

“Affiliate”, when used to indicate a relationship with a specified company or corporation means a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such a specified company or corporation;

(c)

"Agreement" means this unitholder rights plan agreement dated as of February 28, 2003 as amended and restated as of May 2, 2006, between the Trust and the Rights Agent, as the same may be further amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)

“annual cash distributions” means cash distributions paid in any fiscal year of the Trust to the extent that such cash distributions do not exceed, in the aggregate, the greatest of:

(i)

200% of the aggregate amount of cash distributions declared payable by the Trust on the Units in its immediately preceding fiscal year;

(ii)

300% of the arithmetic mean of the aggregate amounts of the annual cash distributions declared payable by the Trust (including any predecessor thereto) on the Units in its three immediately preceding fiscal years; and

(iii)

150% of the aggregate consolidated net income of the Trust, before extraordinary items, for its immediately preceding fiscal year;

(e)

“Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person who has the same residence as that Person;

(f)

a Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,

(i)

any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)

any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, right to purchase a Unit or other security (other than the Rights), warrant or option; or

(iii)

any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with whom such Person, or any of such Person’s Affiliates, is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(A)

because such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement or is otherwise deposited to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in Clause 1.1(f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall occur first;

(B)

because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii) holds such security provided that:

(1)

the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a “Client”) including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

(2)

such Person is (i) the manager or trustee (the “Fund Manager” of a mutual fund (a “Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the securities laws of the United States and such security is held in the ordinary course of business in the performance of the Fund Manager’s duties with respect to the Mutual Fund, or (ii) a Mutual Fund;

(3)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Account or for such Other Accounts;

(4)

such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

(5)

such Person (the “Administrator”) is the administrator or trustee of one or more pension funds, plans or related trusts (a “Plan”), or is a Plan, registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof; or

(6)

such Person (the “Crown Agent”) is a Crown agent or agency.

provided, in any of the above cases, that the Investment Manager, the Fund Manager, the Mutual Fund, the Trust Company, the Statutory Body, the Administrator, the Plan or the Crown Agent, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Units or other securities pursuant to a distribution by the Trust or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or acting jointly or in concert with any other Person ;

(C)

because such Person (1) is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) has an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D)

where such Person (1) is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) has an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E)

where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(g)

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Calgary are authorized or obligated by law to close;

(h)

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate in effect on such date;

(i)

“Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.-Canadian Exchange Rate in effect on such date;

(j)

“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Calgary of the transfer agent for the Units (or, after the Separation Time, the principal transfer office in Calgary of the Rights Agent) is closed to the public;

(k)

“Competing Permitted Bid” means a Take-over Bid that:

(i)

is made after a Permitted Bid has been made and prior to the expiry of that Permitted Bid;

(ii)

satisfies all components of the definition of a Permitted Bid other than the requirements set out in Subclause (ii)(A) of the definition of a Permitted Bid; and

(iii)

contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of: (a) 35 days after the date of the Take-over Bid; and (b) the 50th day after the earliest date on which any other Permitted Bid that is then in existence was made;

(l)

a Person is “controlled” by another Person or two or more other Persons acting jointly or in concert if:

(i)

in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)

in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(m)

“Co-Rights Agents” has the meaning ascribed thereto in Subsection 4.1(a);

(n)

“Disposition Date” has the meaning ascribed thereto in Subsection 5.1(a);

(o)

“Distribution Reinvestment Acquisition” means an acquisition of Units pursuant to a Distribution Reinvestment Plan;

(p)

“Distribution Reinvestment Plan” means a regular distribution reinvestment or other plan of the Trust made available by the Trust to holders of Units or holders of securities of a Subsidiary where such plan permits the holder to direct that some or all of:

(i)

any distributions of the Trust on the Units or distributions paid in respect of any class of securities of a Subsidiary;

(ii)

any proceeds of redemption of Units of the Trust or of any class of securities of a Subsidiary;

(iii)

any interest paid on evidences of indebtedness of the Trust or a Subsidiary; or

(iv)

any optional cash payments;

be applied to the purchase of Units from the Trust;

(q)

“Effective Date” means February 28, 2003;

(r)

“Election to Exercise” has the meaning ascribed thereto in Clause 2.2(d)(ii);

(s)

“Exempt Acquisition” means a Unit acquisition in respect of which the Trustees have waived the application of Section 3.1 pursuant to the provisions of Subsections 5.1(a), 5.1(b) or 5.1(e);

(t)

“Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be $300;

(u)

“Expansion Factor” has the meaning ascribed thereto in Subsection 2.3(a)(x);

(v)

"Expiration Time" means the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 5.15 or, if this Agreement is confirmed and subsequently reconfirmed pursuant to Section 5.15 at the annual meeting of the unitholders of the Trust to be held in 2009, the close of business on the tenth anniversary of the Effective Date;

(w)

“Flip-in Event” means a transaction or other event in or pursuant to which any Person becomes an Acquiring Person;

(x)

“holder” has the meaning ascribed thereto in Section 2.8;

(y)

“Independent Unitholders” means holders of Units, other than:

(i)

any Acquiring Person;

(ii)

any Offeror (other than any Person who, by virtue of Subclause 1.1(f)(iii)(B), is not deemed to Beneficially Own the Units held by such Person);

(iii)

any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)

any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)

any employee benefit plan, unit option plan, deferred profit sharing plan, securities participation plan and any other similar plan or trust for the benefit of employees of the Trust or a Subsidiary unless the beneficiaries of the plan or trust direct the manner in which the Units are to be voted or withheld from voting or direct whether the Units are to be tendered to a Take-over Bid;

(z)

“Lock-Up Agreement” means an agreement between a Person and one or more holders of Units (each a “Locked-up Person”) the terms of which are publicly disclosed and a copy of which is made available to the public (including the Trust) not later than (i) the date the Lock-up Bid (as defined below) is publicly announced or, (ii) if the Lock-up Bid has been made prior to the date on which such agreement is entered into. then as soon as possible after it is entered into and in any event not later than the date following the date of such agreement, pursuant to which each Locked-up Person agrees to deposit or tender Units to a Take-over Bid (the “Lock-up Bid”) to be made or made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owner and which provides:

(i)

that any agreement to deposit or tender to, or to not withdraw Units from, the Lock-up Bid is terminable at the option of the Locked-up Person in order to tender or deposit such Units to another Take-over Bid or support another transaction:

(A)

where the price or value per Units offered under such other Take-over Bid or transaction is higher than the price or value per Units offered under the Lock-up Agreement; or

(B)

if:

(1)

the price or value per Unit offered under the other Take-over Bid or transaction exceeds the price or value per Unit offered or proposed to be offered under the Lock-up Bid by as much or more than a specified amount (the “Specified Amount”) and the Specified Amount is not greater than 7% of the price or value per Unit that is offered or proposed to be offered under the Lock-up Bid; or

(2)

the number of Units to be purchased under the other Take-over Bid or transaction exceeds the number of Units offered to be purchased under the Lock-up Bid by as much or more than a specified number of Units (the “Specified Number of Units”) and the Specified Number of Units is not greater than 7% of the number of Units offered to be purchased under the Lock-up Bid, at a price or value per Unit, as applicable, that is not less than the price or value per Unit offered under the Lock-up Bid;

and the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Units from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Units during the period of the other Take-over Bid or transaction; and

(ii)

no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)

the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

(B)

50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Units to the Lock-up Bid or withdraw Units previously tendered thereto in order to tender to another Take-over Bid or support another transaction;

(aa)

“Market Price” per security of any securities on any date of determination means the average of the daily closing sale prices per security of the securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing sale prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing sale price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each closing sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing sale price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing sale price per security of any securities on any date shall be:

(i)

the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading or, if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices, for each security as reported by the principal United States securities exchange (as determined by the volume of trading) on which such securities are listed or admitted for trading;

(ii)

if for any reason none of such prices are available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iii)

if for any reason none of such parties is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities, provided, however, that if on any such date none of such prices is available, the closing price per security of the securities on such date shall mean the fair value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker and, provided further that, if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(bb)

“Nominee” has the meaning ascribed thereto in Subsection 2.2(c);

(cc)

“Offer to Acquire” includes:

(i)

an offer to purchase or a solicitation of an offer to sell Units; and

(ii)

an acceptance of an offer to sell Units, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(dd)

“Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(ee)

“Offeror's Units” means Units Beneficially Owned by an Offeror on the date of the Offer to Acquire;

(ff)

“Permitted Bid” means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

(i)

the Take-over Bid is made to all holders of Units as registered on the books of the Trust, other than the Offeror;

(ii)

the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Units will be taken up or paid for pursuant to the Take-over Bid:

(A)

prior to the close of business on the date which is not less than 50 days following the date of the Take-over Bid; and

(B)

only if at such date more than 50% of the Units held by Independent Unitholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)

unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Units may be deposited pursuant to such Take-over Bid at any time during the period of time described in Subclause 1.1(ff)(ii)(B)(ii)(A) and that any Units deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)

unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Subclause 1.1(ff)(ii)(B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Units for not less than 10 Business Days from the date of such public announcement;

(gg)

“Permitted Bid Acquisition” means an acquisition of Units made pursuant to a Permitted Bid or a Competing Permitted Bid;

(hh)

“Person” includes an individual, firm, association, trustee, executor, administrator, legal or personal representative, body corporate, company, trust, partnership, joint venture, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (whether or not having legal personality), any successor (by  merger, statutory amalgamation or otherwise) and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(ii)

“Pro Rata Acquisition” means an acquisition of Units by a Person pursuant to:

(i)

a Distribution Reinvestment Acquisition;

(ii)

a Unit distribution, Unit split or other event in respect of securities of the Trust of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Units on the same pro rata basis as all other holders of Units;

(iii)

the acquisition or the exercise by the Person of only those rights to purchase Units distributed to that Person in the course of a distribution (other than Rights) to all holders of Units pursuant to a rights offering or pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Units than the Person’s percentage of Units Beneficially Owned immediately prior to such acquisition or exercise; or

(iv)

a distribution of Units, or securities convertible into or exchangeable for Units (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement or securities exchange take-over bid, provided that the Person does not thereby acquire a greater percentage of such Units, or securities convertible into or exchangeable for Units, so offered than the Person’s percentage of Units Beneficially Owned immediately prior to such acquisition;

(jj)

“Record Time” means the first moment in time after the Effective Time, as such term is defined in a Combination Agreement entered into by and between Fording, Teck Cominco Limited, Westshore Terminals Income Fund, OTPP and Sherritt International Corporation on January 12, 2003;

(kk)

“Redemption Price” has the meaning set forth in Subsection 5.1(c) of this Agreement;

(ll)

“Right” means a right to purchase a Unit upon the terms and subject to the conditions set forth in this Agreement;

(mm)

“Rights Agent” means Computershare Trust Company of Canada, a company incorporated under the laws of Canada or any successor rights agent appointed pursuant to Section 4.4;

(nn)

“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(oo)

“Rights Holders’ Special Meeting” means a meeting of the holders of Rights called by the Trustees for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);

(pp)

“Rights Register” and “Rights Registrar” have the meanings ascribed thereto in Subsection 2.6(a);

(qq)

“Securities Act (Alberta)” means the Securities Act, S.A. 1991, c.S-6.1, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto;

(rr)

“Separation Time” means the close of business on the tenth Trading Day after the earlier of:

(i)

the Unit Acquisition Date;

(ii)

the date of the commencement of or first public announcement of the intent of any Person (other than the Trust or any Affiliate of the Trust) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii)

the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Trustees, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed for the purposes of this definition, never to have been made.

(ss)

“Special Meeting” means a special meeting of the holders of Units called by the Trustees for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Subsection 5.4(b);

(tt)

a Person is a “Subsidiary” of another Person if:

(i)

it is controlled by:

(A)

that other Person; or

(B)

that other Person and one or more other Persons, each of which is controlled by that other Person; or

(C)

two or more Persons, each of which is controlled by that other Person; or

(ii)

it is a Subsidiary of a Person that is that other Person’s Subsidiary;

(uu)

“Take-over Bid” means an Offer to Acquire Units, or securities convertible into Units if, assuming that the Units or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Units (including Units that may be acquired upon conversion of securities convertible into Units) together with the Offeror’s Units, constitute in the aggregate 20% or more of the outstanding Units at the date of the Offer to Acquire;

(vv)

“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a day on which the principal United States securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;

(ww)

“Trustees” means the trustee or trustees of the Trust or any duly constituted and empowered committee thereof;

(xx)

“Units” means the trust units of the Trust and any other securities of the Trust entitled to vote generally in the election of all Trustees;

(yy)

“Unit Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 141 of the Securities Act (Alberta) or section 13(d) of the U.S. Exchange Act) by the Trust or an Acquiring Person that an Acquiring Person has become such;

(zz)

“Unit Reduction” means an acquisition or redemption by the Trust of Units which, by reducing the number of Units outstanding, increases the proportionate number of Units Beneficially Owned by any Person to 20% or more of the Units then outstanding.

(aaa)

“U.S.-Canadian Exchange Rate” means, on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Trustees from time to time acting in good faith;

(bbb)

“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date;

(ccc)

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ddd)

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; and

1.2

Currency

All sums of money referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Subclauses or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Units

For purposes of this Agreement, the percentage of Units Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100

× A/B

where:

A =

the number of votes on matters subject to approval by unitholders generally attaching to the Units Beneficially Owned by such Person; and

B  =

the number of votes for the election of the Trustees generally attaching to all outstanding Units.

Where any Person is deemed to Beneficially Own unissued Units, such Units shall be deemed to be outstanding for the purpose of calculating the percentage of Units Beneficially Owned by such Person.

1.5

Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first Person or any Affiliate thereof, acquires or offers to acquire Units (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6

Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2 - THE RIGHTS

2.1

Legend on Unit Certificates

Certificates for Units issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to the Units, one Right represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (defined in the Agreement below), this certificate also evidences the holder's rights described in a Unitholder Rights Plan Agreement dated as of February 28, 2003 (the "Agreement") between Fording Canadian Coal Trust and Computershare Trust Company of Canada, as amended, the terms of which are incorporated herein and a copy of which is available on demand without charge. Under certain circumstances set out in the Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate.

Unit certificates that are issued and outstanding at the Record Time shall also evidence one Right for each Unit evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2

Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Unit for the Exercise Price (with the Exercise Price and number of Units subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Trust or any of its Subsidiaries shall be void.

(b)

Until the Separation Time:

(i)

the Rights shall not be exercisable and no Right may be exercised; and

(ii)

each Right will be evidenced by the certificate for the associated Unit registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Unit.

(c)

From and after the Separation Time and prior to the Expiration Time:

(i)

the Rights shall be exercisable; and

(ii)

the registration and transfer of Rights shall be separate from and independent of Units.

Promptly following the Separation Time, the Trust will prepare and the Rights Agent will mail to each holder of record of Units as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Subsection 3.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder's address as shown by the records of the Trust (the Trust hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)

a Rights Certificate in substantially the form set out in Attachment 1 hereto, appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Trust may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, regulation or rule or any judicial or administrative order or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may, from time to time, be listed or traded, or to conform to usage; and

(y)

a disclosure statement prepared by the Trust describing the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y), above, in respect of all Units held of record by it which are not Beneficially Owned by an Acquiring Person.  In order for the Trust to determine whether any Person is holding Units which are Beneficially owned by another Person, the Trust may require such first mentioned Person to furnish such information and documentation as the Trust deems necessary or appropriate in order to make such determination.

(d)

Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:

(i)

the Rights Certificate evidencing such Rights;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Trust, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Units in a name other than that of the holder of the Rights being exercised.

(e)

Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Trust in the event that the Trust is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from the transfer agent certificates representing the number of such Units to be purchased (the Trust hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)

when appropriate, requisition from the Trust the amount of cash to be paid in lieu of issuing fractional Units;

(iii)

after receipt of the certificates referred to in Clause 2.2(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)

when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)

tender to the Trust all payments received on the exercise of the Rights.

(f)

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)

The Trust covenants and agrees that it will:

(i)

take all such action as may be necessary and within its power to ensure that all Units delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Units (subject to payment of the Exercise Price), be duly authorized, validly issued and delivered as fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with the requirements of the Securities Act (Alberta), the securities laws or comparable legislation of each of the provinces of Canada, the U.S. Securities Act and the U.S. Exchange Act and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Units upon exercise of Rights;

(iii)

use reasonable efforts to cause all Units issued upon exercise of Rights to be listed on the principal stock exchanges on which such Units were traded immediately prior to the Unit Acquisition Date;

(iv)

pay when due and payable, if applicable, any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Trust to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Units to be issued upon exercise of any Rights, provided that the Trust shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Units in a name other than that of the holder of the Rights being transferred or exercised; and

(v)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3

Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)

In the event the Trust shall at any time after the date of the Record Time and prior to the Expiration Time:

(i)

declare or pay a distribution on Units payable in Units (or other securities exchangeable for or convertible into or giving a right to acquire Units or other securities of the Trust) other than pursuant to any Distribution Reinvestment Plan;

(ii)

subdivide or change the then outstanding Units into a greater number of Units;

(iii)

consolidate or change the then outstanding Units into a smaller number of Units; or

(iv)

issue any Units or other capital units of the Trust (or other securities exchangeable for or convertible into or giving a right to acquire Units or other securities of the Trust) in respect of, in lieu of or in exchange for existing Units except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the Units purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and Subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Subsection 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Units (or other securities) (the “Expansion Factor”) that a holder of one Unit immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)

each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Units with respect to which the original Rights were associated (if they remain outstanding) and the Units issued in respect of such distribution, subdivision, change, consolidation or issuance, so that each such Unit (or other securities) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result of such distribution, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Trust shall issue any securities other than Units in a transaction of a type described in Clauses 2.3(a)(i) or 2.3(a)(iv), such securities shall be treated herein as nearly equivalent to Units as may be practicable and appropriate under the circumstances and the Trust and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Trust shall at any time after the Record Time and prior to the Separation Time issue any Units otherwise than in a transaction referred to in this Subsection 2.3(a), each such Unit so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Unit.

(b)

In the event the Trust shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Units entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Units (or securities convertible into or exchangeable for or carrying a right to purchase Units) at a price per Unit (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Units, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per Unit) less than the Market Price per Unit on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Units outstanding on such record date, plus the number of Units that the aggregate offering price of the total number of Units so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Unit; and

(ii)

the denominator of which shall be the number of Units outstanding on such record date, plus the number of additional Units to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Trustees, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Units (or securities convertible into, or exchangeable or exercisable for Units) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Units (whether from treasury or otherwise) pursuant to a Distribution Reinvestment Plan or any employee benefit, Unit option, Unit purchase or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Trust; provided, however, that, in all such cases, the right to purchase Units is either (i) at a price per Unit of not less than 95% of the current market price per Unit (determined as provided in such plans) of the Units; or (ii) limited to directors, officers, employees or consultants of or to the Trust or its Subsidiaries and is part of the Trust's regular compensation practices.

(c)

In the event the Trust shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Units (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash distribution or a distribution referred to in Clause 2.3(a)(a)(i), but including any distribution payable in securities of the Trust other than Units), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Unit on such record date, less the fair market value (as determined in good faith by the Trustees, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per Unit basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)

the denominator of which shall be such Market Price per Unit.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a security. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)

three years from the date of the transaction which gives rise to such adjustment; or

(ii)

the Expiration Date.

(e)

In the event the Trust shall at any time after the Record Time and prior to the Separation Time issue securities (other than Units), or rights, options or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities, in a transaction referred to in Clauses 2.3(a)(i) or 2.3(a)(iv), if the Trustees acting in good faith determine that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Trustees may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and, (c) such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made subject to the prior consent of the holders of the Units or the Rights as set forth in Subsections 5.4(b) or 5.4(c), and the Trust and the Rights Agent shall have authority upon receiving such consent to amend this Agreement as appropriate to provide for such adjustments.

(f)

Each Right originally issued by the Trust subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Units purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

Irrespective of any adjustment or change in the Exercise Price or the number of Units issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Unit and the number of Units which were expressed in the initial Rights Certificates issued hereunder.

(h)

In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Trust may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Units and other securities of the Trust, if any, issuable upon such exercise over and above the number of Units and other securities of the Trust, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Trust shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Units or other securities upon the occurrence of the event requiring such adjustment.

(i)

Notwithstanding anything contained in this Section 2.3 to the contrary, the Trust shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Trustees determine to be advisable, in order that any:

(i)

consolidation or subdivision of Units;

(ii)

issuance (wholly or in part for cash) of Units or securities that by their terms are convertible into or exchangeable for Units;

(iii)

distributions to the unitholders of the Trust;

(iv)

issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Trust to holders of its Units, shall not be taxable to such unitholders.

(j)

If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Units, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Units contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Units shall apply on like terms to any such other securities.

(k)

Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Trust shall promptly:

(i)

prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)

file with the Rights Agent and with each transfer agent for the Units a copy of such certificate; and

(iii)

cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4

Date on Which Exercise Is Effective

Each Person in whose name any certificate for Units or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Units or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Unit transfer books of the Trust are closed, such Person shall be deemed to have become the record holder of such securities on, and such certificate shall be dated, the next succeeding Business Day on which the Unit transfer books of the Trust are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates

(a)

The Rights Certificates shall be executed on behalf of the Trust by any two of the President, the Chief Executive Officer, the Chief Financial Officer, the Secretary or the Treasurer. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Trust shall bind the Trust, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)

Promptly after the Trust learns of the Separation Time, the Trust will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Trust to the Rights Agent for countersignature, and the Rights Agent shall countersign (in a manner satisfactory to the Trust) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)

Each Rights Certificate shall be dated the date of countersignature thereof.

2.6

Registration, Transfer and Exchange

(a)

The Trust will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Trust will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Trust and registering Rights and transfers of Rights as herein provided, and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Trust will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Trust, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer satisfactory in form to the Trust or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)

The Trust shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Trust shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)

If there shall be delivered to the Trust and the Rights Agent prior to the Expiration Time:

(i)

evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Trust or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Trust shall execute and upon the Trust's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate that was destroyed, lost or stolen.

(c)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Trust, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8

Persons Deemed Owners of Rights

The Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Units).

2.9

Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Trust may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Trust may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Trust.

2.10

Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Trust and the Rights Agent and with every other holder of Rights:

(a)

to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Unit certificate representing such Right;

(c)

that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Unit certificate) for registration of transfer, the Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Unit certificate made by anyone other than the Trust or the Rights Agent) for all purposes whatsoever, and neither the Trust nor the Rights Agent shall be affected by any notice to the contrary;

(e)

that such holder of Rights has waived his right to receive any fractional Rights or any fractional Units or other securities upon exercise of a Right (except as provided herein);

(f)

that, without the approval of any holder of Rights or Units and upon the sole authority of the Trustees, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to Subsection 5.4(a) and the last sentence of the penultimate paragraph of Subsection 2.3(a); and

(g)

that, notwithstanding anything in this Agreement to the contrary, neither the Trust nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11

Rights Certificate Holder Not Deemed a Unitholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive distributions or be deemed for any purpose whatsoever to be the holder of any Unit or any other security of the Trust which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or be deemed to confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Units or any other securities of the Trust or any right to vote at any meeting of unitholders of the Trust whether for the election of Trustees or otherwise or upon any matter submitted to holders of Units or any other securities of the Trust at any meeting thereof, or to give or withhold consent to any action of the Trust, or to receive notice of any meeting or other action affecting any holder of Units or any other securities of the Trust except as expressly provided herein, or to receive distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS

3.1

Flip-in Event

(a)

Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, then each Right shall constitute, effective at the close of business on the tenth Trading Day after the Unit Acquisition Date, the right to purchase from the Trust, upon exercise thereof in accordance with the terms hereof, that number of Units having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that, after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Unit Acquisition Date by:

(i)

an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)

a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Trustees have determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

From and after the Separation Time, the Trust shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Securities Act (Alberta), the U.S. Securities Act, the U.S. Exchange Act and the securities laws or comparable legislation in each of the provinces of Canada and each of the states of the United

States in respect of the issue of Units upon the exercise of Rights in accordance with this Agreement.

(d)

Any Rights Certificate that represents Rights Beneficially Owned by a Person described in Clauses 3.1(b)(b)(i) or 3.1(b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Trust in writing to the Rights Agent or shall contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Unitholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Unitholder Rights Plan Agreement.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Trust in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of this Subsection 3.1(b).

ARTICLE 4 - THE RIGHTS AGENT

4.1

General

(a)

The Trust hereby appoints the Rights Agent to act as agent for the Trust and the holders of the Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. The Trust may from time to time appoint one or more co-rights agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event that the Trust appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and the Co-Rights Agents shall be as the Trust may determine, with the approval of the Rights Agent and the Co-Rights Agents. The Trust agrees to pay all reasonable fees and expenses of the Rights Agent in respect of the performance of its duties under this Agreement. The Trust also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Units, Rights Certificate, certificate for other securities of the Trust, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2

Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)

Any company into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any company resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any company succeeding to the securityholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such company would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. If, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and if, at that time, any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)

If, at any time, the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if, at that time, any of the Rights Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3

Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, to which the Trust and the holders of certificates for Units and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

the Rights Agent, at the expense of the Trust, may consult with and retain legal counsel (who may be legal counsel for the Trust) and such other experts as it reasonably considers necessary to perform its duties hereunder, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)

whenever, in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Trust prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof is specifically prescribed herein) is deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the President, the Chief Executive Officer, the Chief Financial Officer, the Secretary or the Treasurer and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)

the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d)

the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Units or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Trust only;

(e)

the Rights Agent will not have any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Unit or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Trust of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.13.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor is it deemed by any act hereunder to make any representation or warranty as to the authorization of any Units to be issued pursuant to this Agreement or any Rights or as to whether any Units will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)

the Trust agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)

the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the President, the Chief Executive Officer, the Chief Financial Officer, the Secretary or the Treasurer and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)

the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Units, Rights or other securities of the Trust or become financially interested in any transaction in which the Trust may be interested, or contract with or lend money to the Trust or otherwise act as fully and freely as though it were not Rights Agent under this Agreement, and nothing herein shall preclude the Rights Agent from acting in any other capacity for the Trust or for any other legal entity; and

(i)

the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Trust resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4

Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Trust) in writing mailed to the Trust and to each transfer agent of Units by registered or certified mail. The Trust may remove the Rights Agent upon 60 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Units by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Trust will appoint a successor to the Rights Agent. If the Trust fails to make such appointment within a period of 60 days after removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Trust, the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Trust), may apply to a court of competent jurisdiction for the appointment of a new Rights Agent, at the Trust's expense. Any successor Rights Agent, whether appointed by the Trust or by such a court, shall be a company constituted under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of all outstanding fees and expenses owing to it, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Trust will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Units and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5 - MISCELLANEOUS

5.1

Redemption and Waiver

(a)

The Trustees shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Trustees have determined, following a Unit Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement, and in the event that such a waiver is granted by the Trustees, such Unit Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(a) must be on the condition that such Person, within 14 days after the foregoing determination by the Trustees or such earlier or later date as the Trustees may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Units such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Unit Acquisition Date and Section 3.1 shall apply thereto.

(b)

The Trustees acting in good faith may, prior to the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to a particular Flip-in Event that would result from a Take-over Bid made by way of a take-over bid circular to all holders of record of Units (which for greater certainty shall not include the circumstances described in Subsection 5.1(a); provided that if the Trustees waive the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(b), the Trustees shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Units prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(b).

(c)

In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(b), outstanding Units, then the Trustees shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(d)

The Trustees may, with the prior approval of the holders of Units or Rights given in accordance with the terms of Section 5.4, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred.

(e)

The Trustees may, prior to the close of business on the tenth Trading Day following a Unit Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Units (or has entered into a contractual arrangement with the Trust, acceptable to the Trustees, to do so within 10 days of the date on which such contractual arrangement is entered into or such other date as the Trustees may have determined) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(e) such Person is no longer an Acquiring Person.  In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement such Flip-in Event shall be deemed not to have occurred.

(f)

Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Trustees may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Units as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Trust shall be deemed to have issued replacement Rights to the holders of its then outstanding Units.

(g)

If the Trustees are deemed under Subsection 5.1(c) to have elected, or elect under Subsection 5.1(d) or 5.1(f), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)

Within 10 days after the Trustees are deemed under Subsection 5.1(c) to have elected, or elect under Subsection 5.1(d) or 5.1(f), to redeem the Rights, the Trust shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Units. Any notice which is mailed in the manner provided herein shall be deemed given, whether or not the holder receives the notice. Each notice of redemption will state the method by which the payment of the Redemption Price will be made.

(i)

The Trust shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Section 5.1.

5.2

Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsections 4.1(a) and 4.1(b) of this Agreement.

5.3

Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Trust may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Trustees to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4

Supplements and Amendments

(a)

The Trustees may make amendments to this Agreement to correct any clerical or typographical error or, amendments which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, or rules or regulations thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to Subsection 5.4(a), the Trustees may, with the prior consent of the holders of Units obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Units at a Special Meeting, which Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and the trust agreement governing the Trust. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Units (other than any holder who does not qualify as an Independent Unitholder, with respect to all Units Beneficially Owned by such Person), represented in person or by proxy at the Special Meeting.

(c)

The Trustees may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or rescission shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.  Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders’ Special Meeting, which Rights Holders’ Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements provided for in the trust indenture governing the Trust with respect to meetings of the holders of Units, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at the Rights Holders’ Special Meeting.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those provided for in the trust indenture governing the Trust with respect to meetings of the holders of Units, modified appropriately.

(e)

Any amendments made by the Trustees to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, or rule or regulation thereunder shall:

(i)

if made before the Separation Time, be submitted to the holders of Units at the next meeting of unitholders and the holders of Units may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of unitholders and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Trustees adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the securityholders of the Trust or the holders of Rights or is not submitted to the securityholders of the Trust or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Trustees to amend this Agreement to substantially the same effect shall be effective until confirmed by the holders of Units or holders of Rights as the case may be.

5.5

Fractional Rights and Fractional Units

(a)

The Trust shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Trust shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b)

The Trust shall not be required to issue fractions of Units upon exercise of Rights or to distribute certificates which evidence fractional Units. In lieu of issuing fractional Units, the Trust shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one whole Unit that the fraction of a Unit that would otherwise be issuable upon the exercise of such Right is of one whole Unit at the date of such exercise.

5.6

Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Trust to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7

Regulatory Approvals

Any obligation of the Trust or action or event contemplated by this Agreement shall be subject to the receipt of requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchanges shall be obtained, such as approvals relating to the issuance of Units upon the exercise of Rights under Subsection 2.2(d).

5.8

Declaration as to Non-Canadian or Non-U.S. Holders

If in the opinion of the Trustees (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Trust with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Trustees acting in good faith shall take such actions as they may deem appropriate to ensure such compliance. In no event shall the Trust or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, if such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9

Notices

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Trust shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Fording Canadian Coal Trust

Suite 1000, 205 — 9th Avenue SE

Calgary, AB  T2G 0R4

Attention: Trust Secretary

Fax No.  (403) 264-7339

(b)

Notices or demands authorized or required by this Agreement to be given or made by the Trust or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Trust), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Trust Company of Canada

Suite 600, 530 — 8th Avenue SE

Calgary, AB  T2P 3S8

Attention: Manager, Client Services

Fax No.:  (403) 267-6529

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Trust or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Trust for its Units. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Trust and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10

Costs of Enforcement

The Trust agrees that if the Trust fails to fulfil any of its obligations pursuant to this Agreement, then the Trust will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11

Successors

All the covenants and provisions of this Agreement by or for the benefit of the Trust or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12

Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Trust, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Trust, the Rights Agent and the holders of the Rights.

5.13

Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.14

Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15

Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date.

This Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by all holders of Units who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Unitholder, with respect to all Units Beneficially Owned by such Person) at the annual meeting of the Trust to be held in 2009. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of such annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsections 5.1(a), 5.1(b) or 5.1(e)), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.

5.16

Determinations and Actions by the Trustees

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Trustees, in good faith, for the purposes of this Agreement shall not subject the Trustees or any director of the Trust to any liability to the holders of the Rights.

5.17

Time of the Essence

Time shall be of the essence in this Agreement.

5.18

Execution in Counterparts

This Agreement may be executed in any number of counterparts and may be executed and delivered by facsimile and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.19

No Personal Liability

The parties hereto acknowledge that the Trustees are entering into this agreement solely in their capacity as Trustees on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustees or any of the unitholders of the Trust and that any recourse against the Trust, the Trustees or any unitholder of the Trust in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust’s assets.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FORDING CANADIAN COAL TRUST, by its authorized signatories for and on behalf of its Trustees
By:
Name:
Title: Authorized Signatory
By:
Name:
Title: Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA
By:
Name:
Title:
By:
Name:
Title:

ATTACHMENT 1

FORDING CANADIAN COAL TRUST

UNITHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. ____________	Rights_______________

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE UNITHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE UNITHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that____________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Unitholder Rights Plan Agreement, dated as of  February 28, 2003, as amended and restated May 2, 2006 as the same may be amended or supplemented from time to time (the "Unitholder Rights Plan Agreement"), between Fording Canadian Coal Trust, a limited purpose open-ended trust created pursuant to a declaration of trust under the laws of the Province of Alberta (the "Trust") and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the "Rights Agent") (which term shall include any successor Rights Agent under the Unitholder Rights Plan Agreement), to purchase from the Trust at any time after the Separation Time (as such term is defined in the Unitholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Unitholder Rights Plan Agreement), one fully paid unit of the Trust (a "Unit") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Toronto, Montreal, Calgary and Vancouver or to the principal office of Computershare Trust Company of New York in New York City, New York. The Exercise Price shall initially be $300 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Unitholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Unitholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Unitholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Trust and the holders of the Rights Certificates. Copies of the Unitholder Rights Plan Agreement are on file at the registered office of the Trust.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive distributions or be deemed for any purpose the holder of Units or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Unitholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a unitholder of the Trust or any right to vote for the election of Trustees or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any action by the Trust, or to receive notice of meetings or other actions affecting unitholders (except as provided in the Unitholder Rights Plan Agreement), or to receive distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Unitholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the authorized signatories of Fording Canadian Coal Trust on behalf of its Trustees.

Date:

FORDING CANADIAN COAL TRUST, by its authorized signatories on behalf of its Trustees
By:		By:
	Authorized Signature		Authorized Signature

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA
By:		By:
	Authorized Signature		Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.) FOR VALUE RECEIVED ___________________ hereby sells, assigns and transfers unto

_________________________________________________

_________________________________________________

_________________________________________________

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____________________________________________, as attorney, to transfer the within Rights on the books of Fording Canadian Coal Trust, with full power of substitution.

Dated: ____________________

Signature Guaranteed:	Signature
(Signature must correspond to name as written upon the face of this rights certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion Program (STAMP).

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CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Unitholder Rights Plan Agreement.

Signature

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(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: FORDING CANADIAN COAL TRUST and COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned hereby irrevocably elects to exercise __________________ whole Rights represented by the attached Rights Certificate to purchase the Units or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

______________________________________________________________________________

(Name)

______________________________________________________________________________

(Address)

______________________________________________________________________________

(City and Province)

______________________________________________________________________________

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

______________________________________________________________________________

(Name)

______________________________________________________________________________

(Address)

______________________________________________________________________________

(City and Province)

______________________________________________________________________________

Social Insurance Number or other taxpayer identification number.

Dated: ______________________
Signature Guaranteed:	Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion Program (STAMP).

--------------------------------------------------------------------------------------------------------------------------------------------

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Unitholder Rights Plan Agreement.

Signature

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(To be attached to each Rights Certificate)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, Fording Canadian Coal Trust will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

Dated: ____________________

Signature Guaranteed:	Signature
(Signature must correspond to name as written upon the face of this rights certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion Program (STAMP).